VIÑA CONCHA y TORO S.A.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OF 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of December, 2001

CONCHA Y TORO WINERY INC.

(Translation of registrant's name into English)

**CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE**

(Address of principal executive offices)

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes__________ No __X__

Consolidated Financial Statements

VIÑA CONCHA Y TORO S.A.

Santiago, Chile

December 31, 2000 and 2001

VIÑA CONCHA Y TORO S.A.

Consolidated Financial Statements

December 31, 2000 and 2001

Contents

Ch.$	-	Chilean pesos
Th.Ch.$	-	Thousands of Chilean pesos
U.S.$	-	United States dollars
Th.U.S.$	-	Thousands of United States dollars
UF	-	The UF (Unidad de Fomento) is an inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

Report of Independent Accountants

To the Board of Directors and Shareholders
Viña Concha y Toro S.A.

We have audited the accompanying consolidated balance sheets of Viña Concha y Toro S.A. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income and cash flows for the years then ended, all expressed in thousands of Chilean pesos. These financial statements are the responsibility of the management of Viña Concha y Toro S.A. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viña Concha y Toro S.A. and subsidiaries at December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain important respects from those followed in the United States of America (see Note 30 to these consolidated financial statements).

As indicated in Note 3 to the financial statements, for the year ended December 31, 2001, there was a significant devaluation of the Argentine pesos which affected the company's Argentine subsidiary. For the year ended December 31, 2000, the Company change its method of accounting for income taxes and inventories.

Antonio Aldunate U.

Santiago, Chile, February 28, 2002

VIÑA CONCHA Y TORO S.A.

Consolidated Balance Sheets

	As of December 31,		
	2000 Th.Ch.$	2001 Th.Ch.$	(Unaudited See Note 2 c) 2001 Th.U.S.$
ASSETS			
Current Assets			
Cash	1,521.535	2,074,048	3,167
Time deposits	3,996	355,714	543
Marketable securities	1,315,987	248,562	380
Accounts receivable	30,543,885	32,567,618	49,737
Accounts receivable from related companies	356,570	585,312	894
Inventories	37,783,780	34,182,520	52,204
Recoverable taxes	1,959,397	1,806,979	2,760
Deferred taxes	810,145	806,924	1,232
Prepaid expenses	5,283,965	6,140,976	9,379
Other current assets	-	203,470	311
Total current assets	79,579,260	78,972,123	120,607
Property, plant and equipment, net	89,486,273	95,527,318	145,890
Investments in related companies	3,704,438	4,335,590	6,621
Goodwill	1,349,543	1,267,454	1,935
Other investments	179,322	233,055	356
Other assets	319,169	794,558	1,213
Total non-current assets	95,038,745	102,157,975	156,015
Total Assets	174,618,005	181,130,098	276,622

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Consolidated Balance Sheets

	As of December 31,		
			(Unaudited See Note 2 c)
	2000	2001	2001
	Th.Ch.$	Th.Ch.$	Th.U.S.$
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Short-term borrowings	19,135,897	13,718,979	20,952
Current portion of long-term debt	4,013,730	5,062,210	7,731
Dividends payable	997,195	1,023,958	1,564
Trade notes and accounts payable	10,033,534	10,934,289	16,699
Other payables	15,131	825,329	1,260
Accounts payable to related companies	2,314,108	1,692,790	2,585
Accrued expenses	5,350,509	4,835,386	7,385
Payroll and other taxes payable	967,301	1,800,529	2,749
Income taxes	-	535,022	817
Other liabilities	50,887	9,693	15
Total current liabilities	42,878,292	40,438,185	61,757
Long-term Liabilities			
Long-term bank and other debt	21,773,892	21,543,799	32,902
Accounts payable to related companies	2,661,449	2,455,463	3,750
Accrued for employee severance benefits	378,822	449,293	686
Deferred taxes	1,689,733	2,547,824	3,891
Other long-term liabilities	-	506,433	773
Total long-term liabilities	26,503,896	27,502,812	42,002
Minority Interest	50,693	57,107	87
Shareholders' Equity			
Common stock	45,213,174	45,213,174	69,050
Other reserves	8,113,135	8,395,994	12,822
Retained earnings	51,858,815	59,522,826	90,904
Total shareholders' equity	105,185,124	113,131,994	172,776
Total Liabilities and Shareholders' Equity	174,618,005	181,130,098	276,622

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Consolidated Statements of Income

	For the years ended December 31,		
			(Unaudited See Note 2 c)
	2000	2001	2001
	Th.Ch.$	Th.Ch.$	Th.U.S.$
Operating Results			
Revenues	103,553,771	111,641,295	170,499
Cost of sales	(66,573,507)	(70,282,727)	(107,336)
Gross margin	36,980,264	41,358,568	63,163
Selling and administrative expenses	(19,353,584)	(23,239,415)	(35,491)
Operating income	17,626,680	18,119,153	27,672
Non-operating Results			
Non-operating income	1,476,780	2,657,127	4,058
Non-operating expenses	(2,379,122)	(2,379,844)	(3,635)
Price-level restatement and exchange difference	(1,214,113)	(2,477,786)	(3,784)
Non-operating loss	(2,116,455)	(2,200,503)	(3,361)
Income before income tax	15,510,225	15,918,650	24,311
Less: Income tax	(2,079,797)	(2,683,550)	(4,098)
Income before minority interest	13,430,428	13,235,100	20,213
Minority interest	(3,026)	(6,389)	(10)
Net income	13,427,402	13,228,711	20,203

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Consolidated Statements of Cash Flows

	For the years ended December 31,		
Net cash flows for the year			(Unaudited See Note 2 c)
	2000	2001	2001
Cash flows from operating activities	Th.Ch.$	Th.Ch.$	Th.U.S.$
Received from customers	104,747,728	124,983,337	190,875
Interest received	101,159	132,094	202
Dividends and other distributions received	62,152	15,036	23
Other income received	388,092	558,959	854
Payments to suppliers and personnel	(89,669,638)	(98,373,890)	(150,237)
Interest paid	(1,868,221)	(2,507,703)	(3,830)
Income taxes paid	(2,023,199)	(631,124)	(964)
Payment of other expenses	(935,797)	(503,717)	(769)
V.A.T. and other taxes recovered (paid)	1,387,503	(2,793,812)	(4,267)
Net cash flows from operating activities	12,189,779	20,879,180	31,887
Cash flows from financing activities			
Bank financing	27,027,844	32,116,165	49,048
Payment of dividends	(4,952,075)	(5,480,303)	(8,370)
Payment of bonds payable	(508,353)	(549,582)	(839)
Payment of loans	(22,491,611)	(36,992,245)	(56,495)
Net cash flows from financing activities	(924,195)	(10,905,965)	(16,656)

(Continued)

	For the years ended December 31,		
	2000 Th.Ch.$	2001 Th.Ch.$	(Unaudited See Note 2 c) 2001 Th.U.S.$
Cash flows from investing activities			
Sale of marketable securities	843,432	-	-
Sales of fixed assets	776,377	1,385,840	2,116
Additions to property, plant and equipment	(10,244,574)	(9,563,148)	(14,605)
Payment of capitalized interest	(896,818)	(729,011)	(1,113)
Other investing activities	-	(1,254,752)	(1,916)
Net cash flows from investing activities	(9,521,583)	(10,161,071)	(15,518)
Net cash flows for the year	1,744,001	(187,856)	(287)
Effect of inflation on cash and cash and equivalents	(13,802)	24,288	37
Net variation in cash and cash equivalents	1,730,199	(163,568)	(250)
Beginning balance of cash and cash equivalents	1,111,319	2,841,518	4,340
Ending balance of cash and cash equivalents (Note 28)	2,841,518	2,677,950	4,090

(Continued)

	For the years ended December 31,		
	2000 Th.Ch.$	2001 Th.Ch.$	(Unaudited See Note 2 c) 2001 Th.U.S.$
Reconciliation of cash flows from operating activities to net income			
Net income for the year	13,427,402	13,228,711	20,203
Net gain on sale of assets:			
Gain on sale of fixed assets	(251,255)	(1,256,537)	(1,919)
Gain on sale of investments	(183,495)	-	-
Charges (credits) to income that do not affect cash flows:			
Depreciation	4,835,766	5,779,734	8,827
Amortization of intangible assets	21,333	37,048	57
Accrued expenses and write-offs	1,905,699	1,785,086	2,726
Equity share in related company income	(393,237)	(551,972)	(843)
Amortization of goodwill	24,010	82,089	125
Net price-level restatement	1,214,113	2,477,786	3,784
Deferred taxes	997,966	934,476	1,427
Other non-cash credits to income	-	(214,219)	(327)
Other non-cash charges to income	5,652	417,855	638
Minority interest	3,026	6,389	10
(Increase) decrease in current assets			
Trade accounts receivable	(7,193,898)	(2,649,196)	(4,046)
Inventories	(3,010,897)	2,878,117	4,395
Other assets	(3,650,939)	(2,171,309)	(3,316)
Increase (decrease) in current liabilities			
Accounts payable	4,327,122	1,599,968	2,445
Interest payable	904,205	(470,619)	(719)
Income taxes payable	1,141,451	(898,314)	(1,372)
Other accounts payable	(1,073,355)	(1,192,219)	(1,821)
V.A.T. and other taxes	(860,890)	1,056,306	1,613
Net cash flows from operating activities	12,189,779	20,879,180	31,887

The accompanying notes form an integral part of these consolidated financial statements.

VIÑA CONCHA Y TORO S.A.

Notes to the Consolidated Financial Statements

As of December 31, 2000 and 2001

Note 1 - Registration of Securities

Viña Concha y Toro S.A. is registered with the "Registro de Valores" number 0043 and is therefore subject to the supervision of the Chilean Superintendency of Securities and Insurance (SVS).

Note 2 - Summary of Significant Accounting Principles

a) Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (Chilean GAAP) and the accounting regulations of the SVS. The consolidated financial statements include the accounts of Viña Concha y Toro S.A. (the "Parent Company") and subsidiaries (companies in which the Parent Company holds a direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the "Company". The following is a list of the consolidated subsidiaries :

	2000 %	2001 %
Comercial Peumo Ltda.	100	100
Sociedad Exportadora Comercial Oneworldwines Ltda.	99	99
Sociedad Exportadora y Comercial Viña Maipo Ltda.	100	100
Transportes Viconto Ltda.	100	100
Viña Cono Sur S.A.	100	100
Villa Alegre S.A.	75	75
Trivento Bodegas y Viñedos S.A.	100	100
Distribuidora Peumo Argentina S.A.	100	100
Comercial Peumo S.A.	100	100
Viña Concha y Toro UK Ltd.	99	99

All intercompany transactions and balances between these companies have been eliminated.

b) Price-level restatement

The financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the Chilean peso during each year. For this purpose, and in conformity with current Chilean tax regulations and accounting principles, non-monetary assets and liabilities, equity accounts and income and expense accounts have been restated in constant year-end pesos, based on the official Consumer Price Index of the National Institute of Statistics, which was 4.7% and 3.1% for the years ended December 31, 2000 and 2001, respectively. Monetary assets and liabilities denominated in foreign currency or UF's are restated based on the year-end exchange rate.

The resulting net charge or credit to income is a result of the gain or loss in purchasing power arising from the effects of inflation on monetary assets and liabilities.

Transactions in foreign currency are recorded at the prevailing exchange rate al the time of the related transactions. Assets and liabilities denominated in foreign currency are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the income statement as they occur.

For comparative purposes, the consolidated financial statements at December 31, 2000, and amounts disclosed in the related notes have been restated in terms of Chilean pesos of December 31, 2001 purchasing power.

c) Basis of translation to U.S. dollars (unaudited)

The Company's official financial statements and legal records are prepared and maintained in Chilean pesos. The U.S. dollar amounts presented in the accompanying financial statements as of and for the year ended December 31, 2001 have been translated to U.S. dollars solely for the convenience of the reader at the December 31, 2001 exchange rate of Ch.$ 654.79 per U.S.$ 1.00. This translation should not be construed to imply that the Chilean peso amounts actually represent or have been or could be converted into U.S. dollars.

d) **Assets and liabilities denominated in foreign currencies**

Assets and liabilities denominated in foreign currencies and UF's are presented in Chilean pesos at the exchange rate at the end of each year informed by the Central Bank of Chile and the National Institute of Statistics, respectively, as follows:

	2000 Ch.$	2001 Ch.$
U.S. dollar	573.65	654.79
Canadian dollar	382.51	410.73
Deutsche mark	275.50	295.62
French franc	82.15	88.14
Italian lira	0.28	0.30
Argentine peso	573.65	385.17
UF	15,769.92	16,262.66
Euros	538.84	578.18
Australian dollar	319.01	334.21
Peseta	3.24	3.47
British pounds	856.58	948.01

e) **Marketable securities and other investments**

Investments in marketable equity securities which represent less than 10% participation and investments in shares of public companies, in which the Company does not exercise significant influence, have been stated at the lower of adjusted cost basis or market value.

Shares in mutual funds are stated at quoted market value at year-end.

f) **Inventories and cost of sales**

Inventories of raw materials and supplies are presented at price-level restated cost, in accordance with Article 41 of the Chilean Income Tax Law. Such values do not exceed net realizable value. The cost of raw materials and supplies is calculated using the average cost method.

Bulk wine inventory is stated at weighted average cost plus price level restatement (in accordance with Technical Bulletin 3 of the Chilean Association of Accountants, which does not exceed net realizable value. Cost of bulk wine is calculated using the absorption costing method which includes indirect costs incurred during the production process plus direct acquisition or grape production costs.

Finished goods and in-process wine inventories are stated at cost plus price level restatement, in accordance with Article 41 of Income Tax Law, which does not exceed net realizable value. Finished goods and in process wine inventories include the cost of purchased grapes and agricultural costs, including overhead for the production of grapes, as well as all direct and indirect costs associated with the wine-making process in the bottling process.

The Company records a provision for obsolescence based on inventory turnover and the evaluation of its future value.

g) Prepaid expenses

Deferred harvest costs are calculated according to the absorption cost method. These costs are charged to the cost of wine once the harvest is completed.

h) Property, plant and equipment

Property, plant and equipment are presented at acquisition or building or development cost plus price-level restatement. This cost includes applicable financing costs incurred by the Company until the asset is ready for use. The value resulting from the technical appraisal 1979 is included in the balance of property, plant and equipment and includes annual price level restatements.

Assets acquired through financial lease agreements are recorded at the present value of each contract which is calculated by discounting regular installments and the related purchase option at the interest rate included in each respective agreement.

Depreciation is calculated according to the straight-line method based on the estimated useful lives of the different classes of assets and includes depreciation pertaining to fixed asset technical appraisals.

Maintenance costs are charged to income in the period in which they are incurred.

i) Investments in related companies

Investments in shares of public and private companies in which the Company does exercise significant influence, but does not hold a controlling interest are valued according to the equity method.

j) Goodwill

Goodwill represents the difference between the acquisition cost of shares of related companies and the equity value of these investments at the date of the acquisition. Goodwill is amortized over 5 to 20 years using the straight line method.

k) Bonds payable

Bonds are stated at the value of principal outstanding plus accrued interest.

l) Current income and deferred taxes

The Company determines and records its current income taxes in conformity with current tax Chilean regulations.

Deferred taxes are recorded in conformity with the provisions of Circular No. 1466 dated January 27, 2000 of the SVS, based on temporary differences between the tax and book basis of assets and liabilities, in conformity with Technical Bulletins Nos. 60 and 68 of the Chilean Association of Accountants.

Each company must file a separate tax return.

m) **Employee severance benefits**

Severance benefits payable to employees are stated at the present value of the projected obligation attributable to each employee for his accumulated years of services.

The Company has agreed with all of its employees to pay severance benefits equivalent to five business days for each year of service rendered. Additionally, the company has agreed with the 48 employees covered by one union to pay them the equivalent of one month of salary for each year of service. These benefits are paid annually.

In the event that an employee is dismissed or resigns, the employee will be entitled to receive up to one month of salary for each year of service. In such cases, the additional severance benefit amounts specified by law, if any, are charged to expense at the time the decision to dismiss the employee is made.

n) **Vacations**

The cost of vacations earned by employees is recorded on an accrual basis.

o) **Revenue recognition**

The Company recognizes revenues upon shipment.

Shipping costs are included in the selling and administrative expenses of the income statement.

p) **Statement of cash flows**

The Company prepares the statement of cash flows using the direct method, considering the balances of cash, bank accounts and financial investments whose original maturity date is less than 90 days as cash and cash equivalents.

Cash flows provided by operating activities includes all operational cash flows related to the company, including interest paid, financial income and, in general, all cash flows which are not defined as being part of investing or financial activities. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

q) **Foreign currency forward contracts**

Losses from foreign currency forward contracts are recorded on an accrual basis and gains are recorded when realized.

r) **Reclassifications**

Certain balances in the 2000 financial statements have been reclassified to conform with the 2001 presentation.

Note 3 - Changes in Accounting Principles

a) At December 31, 2001, the Company modified its criterion for the valuation of investments in Argentina due to the economic situation in that country, resulting from the devaluation of the argentine peso compared to U.S. dollars of 58.8% at January 11, 2002.

Accordingly, the conversion of the financial statements of the subsidiaries in Argentina, Distribuidora Peumo Argentina S.A. and Trivento Bodegas y Viñedos S.A., where the Company has indirect participation of 100% for both entities, the methodology for the valuation of investments maintained in non-stable economies contained in Technical Bulletin No. 64 of the Chilean Association of Accountants was applied. This requires that the functional currency of these investments be the U.S. dollars.

At December 31, 2000, the financial statements were converted to Chilean pesos using the methodology of valuation of the investments in stable economies, which requires that the functional currency the above-mentioned investments be the Argentine pesos and the translation of the related figures to Chilean pesos based on the year-end the exchange rate.

The net charge to income for the year 2001 arising from the conversion of the financial statements of the subsidiaries in Argentina and the devaluation of Argentine peso amounted to Th.Ch.$ 1,341,142.

b) In conformity with circular No. 1466 of the SVS and Technical Bulletins Nos. 60 and 68 of the Chilean Association of Accountants, beginning on January 1, 2000, the Company recognizes all effects of deferred taxes. This resulted in a net charge to income for the year of Th.Ch.$ 988,129, which includes Th.Ch.$ 192,424 for the net change in complementary accounts. Prior to January 1, 2000, the Company did not recognize the effect of deferred taxes generated by temporary differences between the book and tax basis of fixed assets which were not considered of a recurring nature.

c) During 2001, there were no other accounting changes.

Note 4 - Effects of Price-level Restatement and Exchange Differences

The application of the price-level restatement described in Note 2 b) resulted in a charge to net income for the years ended December 31, 2000 and 2001, comprised of the following :

Price-level restatement	(Expense) Income 2000 Th.Ch.$	(Expense) Income 2001 Th.Ch.$
a) Price–level restatement based on variations in C.P.I.:		
Inventories	1,045,315	577,305
Property, plant and equipment	3,450,703	2,567,738
Other assets	133,278	184,163
Shareholders' equity	(4,278,631)	(3,020,543)
Minority interest	(2,139)	(4,928)
	348,526	303,735
c) Exchange rate effect of U.F.		
Current assets	54,025	28,827
Current liabilities	(733,525)	(542,890)
Long-term liabilities	(384,305)	(403,854)
	(1,063,805)	(917,917)
Total charge to income	(715,279)	(614,182)
d) Price-level restatement of income statement accounts	(294,935)	(236,695)
Total price-level restatement	(1,010,214)	(850,877)
Exchange differences		
Exchange rate effect of foreign currencies:		
Accounts receivable	1,191,571	2,405,043
Accounts receivable from related companies	1,370,818	1,712,289
Other current assets	(120,212)	(784,627)
Current liabilities	(1,990,537)	(2,971,641)
Long-term liabilities	(655,539)	(632,109)
Affiliated companies	-	(1,355,864)
Total exchange differences	(203,899)	(1,626,909)
Total price-level restatement and exchange differences	(1,214,113)	(2,477,786)

Note 5 – Time Deposits

At December 31, 2000 and 2001, time deposits consisted of:

	Currency	2000 Th.Ch.$	2001 Th.Ch.$
Banco Sudameris	AR$	3,840	-
Banco Sudameris	U.S.$	-	15,185
Banco Galicia	AR$	156	-
Citibank of N.Y.	U.S.$	-	340,529
Total time deposits		3,996	355,714

Note 6 - Marketable Securities

Marketable securities are comprised of the following investments:

	Shares	Quoted value Ch.$	2000 Th.Ch.$	2001 Th.Ch.$
Citicorp Oportunidad	615,120.70	1,078.7579	663,566	-
Citicorp Financiero	56,362.67	11,568.7629	652,047	-
Banco Santander S.A. M.M	88,501.79	2,804.3317	-	248,188
Other			374	374
Total			1,315,987	248,562

Note 7 - Accounts and Notes Receivable

Accounts receivables are summarized as follows :

	2000 Th.Ch.$	2001 Th.Ch.$
Trade accounts receivable		
- Foreign customers	18,807,276	20,703,662
- Domestic customers	8,479,451	9,115,782
Notes receivable	2,356,716	2,135,540
Other accounts receivable	1,094,874	799,376
	30,738,317	32,754,360
Allowance for doubtful accounts	(194,432)	(186,742)
Total	30,543,885	32,567,618

Other accounts receivable consisted of the following:	2000 Th.Ch.$	2001 Th.Ch.$
Advances to employees	315,886	343,131
Advances for sale of fixed assets	316,670	-
Other receivables	462,318	456,245
Total	1,094,874	799,376

Note 8 - Balances and Transactions with Related Companies

a) Balances of accounts receivable from related companies at December 31 are as follows :

	Relationship	2000 short term Th.Ch.$	2000 long term Th.Ch.$	2001 short term Th.Ch.$	2001 long term Th.Ch.$
Bodegas y Viñedos Santa Emiliana S.A.	(Common Board of Directors)	142,213	-	196,586	-
Frutícola Viconto S.A.	(Common Board of Directors)	177,019	-	175,304	-
Agrícola Greenwich Ltda.	(Common Board of Directors)	85	-	-	-
Villard Fine Wine S.A.	(Common Board of Directors)	33,398	-	14,306	-
Comercial Greenwich Ltda.	(Common Board of Directors)	1,374	-	-	-
Viña Don Francisco S.A.	(Common Board of Directors)	2,481	-	-	
Viña Almaviva S.A.	(Common Board of Directors And affiliated)	-	-	199,116	-
Total		356,570	-	585,312	-

b) Balances of accounts payables to related companies at December 31 are as follows :

	Relationship	2000 short term Th.Ch.$	2000 long term Th.Ch.$	2001 short term Th.Ch.$	2001 long term Th.Ch.$
Importadora y Comercial Huasco S.A.	(Common Board of Directors)	961	-	7,407	-
Agrícola Greenwich Ltda.	(Common Board of Directors)	-	-	2,204	-
Comercial Greenwich S.A.	(Common Board of Directors)	-	-	9,991	-
Agrícola Sextafrut S.A.	(Common Board of Directors)	-	-	4,582	-
Osvaldo Solar V.	Other relationship	-	-	151	
Industria Corchera S.A.	(Afiliated)	925,658	-	1,151,615	-
Comercial Naviglio Ltda.	(Common Board of Directors)	45	-	-	-
Forestal Quivolgo S.A.	(Shareholder)	155,743	437,011	86,196	403,187
Inversiones Totihue S.A.	(Shareholder)	420,373	1,179,555	228,358	1,088,261
Eduardo R. Morandé Montt	(Shareholder)	40,909	114,937	22,251	106,042
Carmen Montt Luco	(Shareholder)	40,909	114,937	22,251	106,042
Carmen G. Morandé Montt	(Shareholder)	40,909	114,937	22,251	106,042
Juan I. Morandé Montt	(Shareholder)	40,909	114,937	22,251	106,042
Catalina del Rosario Morandé Montt	(Shareholder)	40,909	114,937	22,251	106,042
Víctor J. Morandé Montt	(Shareholder)	40,909	114,937	22,251	106,042
María V. Morandé Montt	(Shareholder)	40,909	114,937	22,251	106,042
José V. Morandé Montt	(Shareholder)	40,909	114,937	22,251	106,042
Eduardo I. Morandé F.	(Director)	45,108	125,387	24,278	115,679
Viña Almaviva S.A.	(Affiliated)	438,948	-	-	-
Total		2,314,108	2,661,449	1,692,790	2,455,463

See Note 12).

c) The Company's principal transactions with related companies were as follows:

	Type of Transaction	Amounts transacted 2000 Th.Ch.$	2001 Th.Ch.$
Bodegas y Viñedos Santa Emiliana S.A.	Sales	3,791,284	3,769,861
	Purchases	2,029,740	947,461
Frutícola Viconto S.A.	Sales	371,952	291,912
	Purchases	307,918	180,803
Viña Almaviva S.A.	Sales	170,500	232,258
	Purchases	131,343	107,985
	Purchases of land	-	1,043,031
Industria Corchera S.A.	Purchases	3,539,620	3,495,522
Agrícola Alto de Quitralman Ltda.	Purchases	236457	428,090
Comercial Greenwich	Sales	5,064	5,144
	Purchases	303,136	103,126
Forestal Quivolgo S.A.	Sales	2,099	409
	Purchases	1,695	14,533
	Purchases of shares	582,680	-
Inversiones Totihue S.A.	Purchases of shares	1,572,739	-
Eduardo Morandé Montt	Purchases of shares	76,624	-
Carmen Montt Luco	Purchases of shares	76,624	-
Carmen Morandé Montt	Purchases of shares	76,624	-
Juan Morandé Montt	Purchases of shares	76,624	-
Catalina Morandé Montt	Purchases of shares	76,624	-
Víctor Morandé Montt	Purchases of shares	76,624	-
María Morandé Montt	Purchases of shares	76,624	-
José Morandé Montt	Purchases of shares	76,624	-
Eduardo Morandé Fernández	Purchases of shares	89,776	-
Importadora y Comercial Huasco S.A	Purchases	3,132	32,694

Note 9 - Inventories

Inventories consisted of the following:

	2000 Th.Ch.$	2001 Th.Ch.$
Wine, bottled and bulk	33,637,416	29,502,172
Supplies	4,336,990	4,673,380
Other inventories	65,162	138,265
	38,039,568	34,313,817
Less : Allowance for obsolescence	(255,788)	(131,297)
Total	37,783,780	34,182,520

Note 10 - Prepaid Expenses

Prepaid expenses include direct and indirect costs, including vineyard lease rentals, related primarily to the production of grapes, which will be harvested in April and May of the following year. As of December 31, 2000 and 2001, prepaid expenses were as follows:

	2000 Th.Ch.$	2001 Th.Ch.$
Next harvest expenses	4,882,407	5,471,477
Prepaid insurance	93,581	202,683
Other prepaid expenses	307,977	466,816
Total	5,283,965	6,140,976

Note 11 - Property, Plant and Equipment

The following is a summary of property, plant and equipment as of December 31 of each year :

	2000 Th.Ch.$	2001 Th.Ch.$
Land	15,857,951	16,875,981
Buildings and infrastructure (a)	68,215,676	72,933,531
Machinery and equipment	24,535,963	28,777,066
Other fixed assets (d)	5,515,227	5,816,776
Leased assets (c)	1,216,907	1,216,907
Revaluation from technical appraisal (b)	3,560,806	3,558,295
	118,902,530	129,178,556
Less: Accumulated depreciation	(29,416,257)	(33,651,238)
Net property, plant and equipment	89,486,273	95,527,318

(a) Includes interest capitalized for the following amounts:

	2000 Th.Ch.$	2001 Th.Ch.$
Vineyards under development	565,374	411,754
Construction-in-progress	466,401	342,661
Total	1,031,775	754,415

(b) Revaluation from technical appraisal:

In accordance with Circular 1529 of the SVS, the Company recorded an increase in value resulting from a technical appraisal of its principal fixed assets at December 31, 1979. Additionally, in 1991 one of the operating subsidiaries revalued its fixed assets in accordance with regulations issued by the Chilean Internal Revenue Service and accepted by the SVS. As of December 31, 2000 and 2001, this increase in value is as follows :

	2000 Th.Ch.$	2001 Th.Ch.$
Land	1,664,923	1,649,870
Plantations	267,666	259,403
Buildings and infrastructure	1,267,957	1,390,596
Machinery and equipment	360,260	258,426
Total revaluation from technical appraisal	3,560,806	3,558,295
Less: Accumulated depreciation	(1,595,044)	(1,623,458)
Net increase in value	1,965,762	1,934,837

(c) Leased assets

As of December 31, 2000 and 2001, capital leased assets representing office space, were Th.Ch.$ 1,083,047 and Th.Ch.$ 1,034.371, respectively, net of accumulated amortization.

(d) Investments in computer software

Investments in computer software related principally to the implementation of the SAP/R3 system and additional or complementary programs were Th.Ch.$ 1,723,448 and Th.Ch.$ - at December 31, 2000 and 2001, respectively. These assets are amortized over a period of 8 years. These assets are classified as other fixed assets.

Note 12 - Investments in Related Companies

Investments in related companies were as follows :

Company	Equity Participation 2000 %	Equity Participation 2001 %	Amount of the investment 2000 Th.Ch.$	Amount of the investment 2001 Th.Ch.$	Accrued Income/(Loss) 2000 Th.Ch.$	Accrued Income/(Loss) 2001 Th.Ch.$
Viña Almaviva S.A.	50.00	50.00	1,336,526	1,896,554	317,023	560,028
Industria Corchera S.A. (1)	49.60	49.60	2,367,912	2,439,036	76,214	(8,056)
Total			3,704,438	4,335,590	393,237	551,972

(1) On December 1, 2000, the Company acquired 984,133 shares of Industria Corchera S.A., a related company, which represents 49.6% of the total amount of shares issued by that company. This transaction was registered under No. 415 in the shareholders register of the investee.

The total purchase price was of U.S.$ 6,000,000, as follows:

Direct purchase of shares:

Seller	Relationship	No. of shares	Purchase price U.S.$
Forestal Quivolgo S.A.	Shareholder	161,618	985,200
Inversiones Totihue S.A.	Shareholder	436,170	2,659,200
		597,788	3,644,400

Purchase of companies

The Company acquired 100% of Inversiones Bretaña Dos and Inversiones Bretaña Tres for a total amount of U.S.$ 2,355,600 resulting in the dissolution of these companies. Consequently, the Company became the owner of 386,345 shares of Industria Corchera S.A.. This transaction was effected with related parties and the detail of the amounts payable is disclosed in Note 8.

The purchase price will be paid in 5 annual installments with the last installment due in 2005. The liability is expressed in U.S. dollars and accrues interest at an annual interest rate of Libor + 1%.

The long term amount outstanding at December 31,2001 is Th.Ch.$ 2,455,463, is included in Note 8b, and matures as follows:

	Th.Ch.$
2003	491,093
2004	982,185
2005	982,185
Total	2,455,463

Note 13 - Other Investments

The following is the detail of other investments:

	Shares at December 31,		Equity participation			
	2000	2001	2000 %	2001 %	2000 Th.Ch.$	2001 Th.Ch.$
Sociedad Agrícola La Rosa Sofruco S.A.	207,934	238,334	1.89	2,17	168,194	221,927
Termas de Puyehue S.A.	20,000	20,000	-	-	108	108
Compañía General de Electricidad Industrial	13,483	13,483	-	-	7,358	7,358
Other investments			-	-	3,662	3,662
Total					179,322	233,055

Note 14 - Goodwill

Goodwill at December 31, 2000 and 2001 is comprised of the following :

	Balance at		Amortization		Balance at	
Company	01-01-00 Th.Ch.$	01-01-01 Th.Ch.$	2000 Th.Ch.$	2001 Th.Ch.$	12-31-00 Th.Ch.$	12-31-01 Th.Ch.$
Industria Corchera S.A.	-	1,296,351	5,424	65,088	1,296,351	1,231,263
Villa Alegre S.A.	56,650	44,305	12,345	11,075	44,305	33,230
Viña Almaviva S.A.	15,128	8,887	6,241	5,926	8,887	2,961
Total	71,778	1,349,543	24,010	82,089	1,349,543	1,267,454

Note 15 - Short-term Borrowings

Short-term borrowings from banks and financial institutions are as follows:

	2000 Th.Ch.$	2001 Th.Ch.$
Principal – U.S.$ denominated	-	2,161,084
Principal – UF denominated	18,682,354	8,360,115
Principal – Euro denominated	-	1,841,271
Principal – Ch$ denominated	-	1,144,094
Principal – Other currency	-	6,463
Accrued interest	453,543	205,952
Total	19,135,897	13,718,979

Average interest rates

UF	6.37%	7.56%
U.S.$	-	3.92%
Euro	-	4.77%
Ch$	-	7.72%

Note 16 - Long-term Bank and Other Debt

Long-term and other debt is comprised of:

	2000 Th.Ch.$	2001 Th.Ch.$
Loans payable in Chilean pesos (denominated in U.S.$)	12,120,007	13,569,386
Loans payable in Chilean pesos (denominated in UF)	10,619,705	10,584,056
Loans payable in Chilean pesos (denominated in Ch$)	146,329	147,878
Bonds (Note 17)	1,784,137	1,224,015
Notes payable in Chilean pesos (denominated in UF)	1,117,444	1,080,674
Total	25,787,622	26,606,009
Less:		
Current portion	(4,013,730)	(5,062,210)
Long-term portion	21,773,892	21,543,799

Interest rates on notes and loans payable were as follows :

	2000	2001
Loans payable denominated in U.S.$	7.16%	4.32%
Loans payable denominated in UF	7.12%	5.00%
Notes payable denominated in UF	6.62%	7.92%

Scheduled maturities at December 31, 2001 are as follows:

	2002 Th.Ch.$	2003 Th.Ch.$	2004 Th.Ch.$	2005 Th.Ch.$	2006 and thereafter Th.Ch.$	Total Th.Ch.$
Loans payable	4,359,235	10,460,954	4,151,857	5,329,274	-	24,301,320
Bonds	606,354	617,661	-	-	-	1,224,015
Notes payable	96,621	108,860	117,329	124,411	633,453	1,080,674
Total	5,062,210	11,187,475	4,269,186	5,453,685	633,453	26,606,009

Note 17 - Bonds

On October 7, 1991, the Company issued bonds with a total nominal value of UF 250,000, consisting of 250 bonds at UF 1,000 each, with a nominal interest rate of UF + 6%. Principal is payable in 16 equal semi-annual installments of U.F. 19,836.28 beginning in March 1996. Interest is paid semi-annually on March 1 and September 1 of each year. The effective interest rate is UF + 6.6%.

	2000 Th.Ch.$	2001 Th.Ch.$
Interest payable	34,483	23,658
Current portion	549,583	582,696
Long-term	1,200,071	617,661
Total	1,784,137	1,224,015

Note 18 - Accrued Expenses

Accrued expenses at December 31, 2000 and 2001 were:

	2000 Th.Ch.$	2001 Th.Ch.$
Accrued advertising expenses	2,949,284	2,742,252
Employee bonuses	753,855	674,443
Directors' fees	469,959	473,629
Vacation accrual	826,618	697,749
Other accrued expenses	350,793	247,313
Total	5,350,509	4,835,386

Note 19 - Accrued for Employee Severance Benefits

The cost of severance benefits agreed by the Company with its employees is accrued at the present value of the total balance of the liability considering an interest rate of 6.86% per annum and an average service period of 15 years. Changes during each year were as follows:

	2000 Th.Ch.$	2001 Th.Ch.$
Balance at the beginning of the year	594,216	367,432
Increase for the year	81,716	131,967
Payments for the year and other adjustments	(297,110)	(50,106)
Total	378,822	449,293

Note 20 - Income and Deferred Taxes

a) Income taxes

As of December 31, 2000 and 2001, income and deferred taxes as discussed in Note 2 m) consisted of:

	2000 Th.Ch.$	2001 Th.Ch.$
Corporate income tax	1,077,028	1,749,074
Article No. 21 withholding tax	4,940	-
Total income taxes	1,081,968	1,749,074
Less:		
Monthly provisional tax payments	(1,842,011)	(1,101,398)
Other credits	(48,624)	(112,654)
Net taxes payable / (recoverable)	(808,667)	535,022

The net recoverable amount at December 31, 2000 is included in recoverable taxes.

b) For the years ended at December 31, 2000 and 2001, taxable income was Th.Ch.$ 7,179,267 and Th.Ch.$ 11,660,493, respectively.

c) Accumulated balances of deferred taxes at December 31, 2000 and 2001 represented a net liability of Th. Ch.$ 879,588 and Th.Ch.$ 1,740,900, respectively, as follows:

Origin of temporary differences	2000		2001	
	Short-term Asset Th.Ch.$	Long-term Liability Th.Ch.$	Short-term Asset Th.Ch.$	Long-term Liability Th.Ch.$
Fixed asset depreciation	-	3,612,924	-	4,573,601
Indirect production expenses	-	595,457	(22,331)	712,332
Inventories	468,096	-	103,844	-
Financial lease agreements	-	1,932	-	7,267
Provision for bad debt	29,165	-	26,659	-
Unrealized gain	177,763	-	235,469	(86,094)
Other	35,510	(249,643)	5,030	(45,734)
Vacation accrual	123,992	-	112,887	-
Tax benefit	-	-	345,366	-
Total deferred taxes	834,526	3,960,670	806,924	5,161,372
Less: Balance of complementary accounts (1)	(24,381)	(2,270,937)	-	(2,613,548)
Deferred taxes	810,145	1,689,733	806,924	2,547,824

(1) The weighted average estimated period for reversal of complementary accounts is as follows:

Complementary liability for short-term deferred tax asset: 1 year
Complementary liability for long-term deferred tax asset: 10 years.
Complementary asset for long-term deferred tax liability: 29 years.

d) Income tax expense for the year was as follows:

	2000 Th.Ch.$	2001 Th.Ch.$
Income taxes-current	(1,081,830)	(1,749,074)
Deferred taxes for the year	(1,190,390)	(1,173,834)
Amortization of complementary accounts	192,423	239,358
Total income tax expense	(2,079,797)	(2,683,550)

Note 21 - Minority Interest

Minority interests were as follows:

	Equity		Minority interest		Accrued/Income (Loss)	
	2000 %	2001 %	2000 Th.Ch	2001 Th.Ch	2000 Th.Ch	2001 Th.Ch
Villa Alegre S.A.	25.00	25.00	49,746	55,852	3,058	6,108
One World Wine Ltda.	1.00	1.00	947	1,255	(32)	281
Total			50,693	57,107	3,026	6,389

Note 22 - Shareholders' Equity

a) The changes in shareholders' equity accounts were as follows:

	Equivalent Number of Shares Issued	Paid-in Capital Th.Ch.$	Other Reserves Th.Ch.$	Retained Earnings: Future Dividends Reserve Th.Ch.	Retained Earnings: Net Income Th.Ch.$	Retained Earnings: Provisional Dividends Th.Ch.$	Total Th.Ch.$
Balances at December 31, 1999	719,170,735	41,885,110	7,493,644	31,350,127	11,510,916	(2,595,919)	89,643,878
Allocation of 1999 net income	-	-	-	8,914,997	(11,510,916)	2,595,919	-
Dividends declared	-	-	-	(2,013,678)	-	-	(2,013,678)
Provisional dividends	-	-	-	-	-	(2,804,766)	(2,804,766)
Foreign currency translation adjustment	-	-	23,345	-	-	-	23,345
Price-level restatement	-	1,968,600	352,201	1,844,140		(14,959)	4,149,982
Net income for the year	-	-	-	-	13,023,668	-	13,023,668
Balances at December 31, 2000	719,170,735	43,853,710	7,869,190	40,095,586	13,023,668	(2,819,725)	102,022,429
Balances at December 31, 2000 in constant pesos of December 31, 2001	719,170,735	45,213,174	8,113,135	41,338,549	13,427,402	(2,907,136)	105,185,124
Balances at December 31, 2000	719,170,735	43,853,710	7,869,190	40,095,586	13,023,668	(2,819,725)	102,022,429
Allocation of 2000 net income	-	-	-	10,203,943	(13,023,668)	2,819,725	-
Dividends declared	-	-	-	(2,402,031)	-	-	(2,402,031)
Provisional dividends	-	-	-	-	-	(3,020,517)	(3,020,517)
Foreign currency translation adjustment	-	-	282,859	-	-	-	282,859
Price-level restatement	-	1,359,464	243,945	1,489,627		(72,493)	3,020,543
Net income for the year	-	-	-	-	13,228,711	-	13,228,711
Balances at December 31, 2001	719,170,735	45,213,174	8,395,994	49,387,125	13,228,711	(3,093,010)	113,131,994

b) Other reserves

As of December 31, 2000 and 2001, other reserves were comprised as follows:

		2000 Th.Ch.$	2001 Th.Ch.$
a)	Accumulated capital revaluation prior to 1978	1,652,371	1,652,371
b)	Revaluation of inventories in 1973	654,284	654,284
c)	Reserve for marketable securities prior to 1980	506,109	506,109
d)	Revaluation from technical appraisal	5,223,035	5,223,035
e)	Translation adjustment	77,336	360,195
Total		8,113,135	8,395,994

a) In accordance with SVS instructions, prior to 1978 the price-level restatement of paid-in capital was credited to other reserves, rather than being credited directly to paid-in capital.

b) In accordance with a pronouncement by the SVS in 1973, inventories were revalued in order to more closely reflect their actual current value, with the corresponding credit being reflected in other reserves.

c) In accordance with SVS instructions, prior to 1980 the variation in market values of certain investments were reflected directly in other reserves.

d) The revaluation from technical appraisal relates to the restated amount of fixed asset revaluations performed in 1979 and 1991.

e) Relates to an exchange adjustment of the financial statements of the subsidiaries in Argentina.

Other reserves can be capitalized and distributed to shareholders in the form of additional shares, but cannot be distributed as a cash dividend.

Note 23 - Non-Operating Income

The detail of non-operating income are as follows:

	2000	2001
	Th.Ch.$	Th.Ch.$
Interest income	115,500	125,332
Gain on sale of fixed assets	195,233	1,280,652
Dividend income	45,357	14,839
Rental income	4,970	22,793
Insurance recoveries	194,323	150,759
Gain on sale of shares	262,297	-
Insurance and freight services	26,192	-
Sale of glass	45,876	21,500
Sale of other products	25,221	22,860
Recovery of grapes	55,326	-
Miscellaneous agricultural revenues	48,602	23,994
Income on results of equity method investees	393,237	560,028
Other	64,646	434,370
Total	1,476,780	2,657,127

Note 24 - Non-operating Expenses

The details of non-operating expenses are as follows:

	2000	2001
	Th.Ch.$	Th.Ch.$
Interest expense	2,226,699	2,133,112
Results of equity method investees	-	8,056
Amortization of goodwill	24,010	82,089
Other	128,413	156,587
Total	2,379,122	2,379,844

Note 25 - Foreign Currency

The foreign currency amounts of assets and liabilities denominated in foreign currencies as of December 31, 2000 and 2001 are as follows:

	Currency	2000		2001	
		Th.Ch.$	Foreign currency	Th.Ch.$	Foreign currency
Current Assets					
	U.S. dollars	25,654,386	43,377	28,043,480	42,828
	Euro	1,068,500	1,923	2,780,677	4,809
	Argentine pesos	4,840,792	8,185	2,581,226	6,702
	British pounds	-	-	2,941,398	3,103
	Canadian dollars	699,957	1,775	1,037,587	2,526
	French franc	-	-	31,198	354
Total Assets		32,263,635		37,415,566	
Current Liabilities					
	U.S. dollars	6,488,814	10,971	10,384,898	15,860
	Euro	17,830	32	8,174,336	14,138
	Argentine pesos	872,105	1,475	574,694	1,492
	British pounds	-	-	269,886	285
	Spanish pesetas	95,075	29,344	43,922	12,658
	French franc	598	7	780	9
	Italian lira	198	686	-	-
	Canadian dollars	57,995	147	249,809	608
Long-term Liabilities					
	U.S. dollars	11,592,090	19,600	11,924,395	18,211
	Argentine pesos	54,298	92	89,051	231
Total Liabilities		19,179,003		31,711,771	
Net position asset		13,084,632		5,703,795	

Note 26 - Financial Instruments

The Company has the following forward exchange contracts at December 31, 2000 and 2001:

a) 2000

Date of origin	Expiration date	Seller	Buyer	Foreign currency	Contract Amount	Index agreed	Contract Amount	Rights Th.Ch.$	Obligation Th.Ch.$	Unrealized loss Th.Ch.$
07-11-2000	03-12-2001	Viña Concha y Toro S.A.	American Express Bank	AR$	4,078,000	U.S.$	4,000,000	2,365,733	2,411,865	(46,132)
10-12-2000	01-10-2001	Viña Concha y Toro S.A.	Banco Santander	U.S.$	1,000,000	UF	36,280.8387	589,883	591,434	(1,551)
Total								2,955,616	3,003,299	(47,683)

b) 2001

Date of origin	Expiration date	Seller	Buyer	Foreign currency	Notional Amonunt	Index agreed	Rights Th.Ch.$	Obligation Th.Ch.$	Unrealized gain Th.Ch.$
08-14-2001	02-18-2002	Viña Concha y Toro S.A.	Banco de A. Edwards	U.S.$	1,000,000	Ch.$	700,160	654,790	45,370
09-14-2001	03-18-2002	Viña Concha y Toro S.A.	Banco de A. Edwards	U.S.$	1,000,000	Ch.$	705,010	654,790	50,220
11-29-2001	01-28-2002	Viña Concha y Toro S.A.	Banco de A. Edwards	U.S.$	2,000,000	Ch.$	1,374,500	1,309,580	64,920
11-30-2001	03-01-2002	Viña Concha y Toro S.A.	Banco de Santiago	U.S.$	1,000,000	Ch.$	697,750	654,790	42,960
Total							3,477,420	3,273,950	203,470

Note 27 - Commitments and Contingencies

a) Direct contingencies and commitments

Tocornal Farm

On December 15, 2000, the Official Gazette published MOP Law Decrees Nos. 3692, 3693 and 3694 dated August 28, 2000 which ruled the expropriation of lots 480-A and 480-B owned by Viña Concha y Toro S.A. and Viña Cono Sur S.A. and 481 owned by Viña Concha y Toro S.A. The compensation established for both lots resulted in a total of Th.Ch.$ 2,080,314, of which Th.Ch. $ 885,000 was received and recorded as a gain in 2001.

On July 9, 2001, the Parent Company and its subsidiary, Viña Cono Sur S.A., filed a claim against the Chilean Treasury due to the fact that, in their opinion, the compensation referred to above were insufficient. The amount of the claim was Th.Ch$ 1,236,000.

Contracts for the purchase of grapes and wine

The Company maintains long-term agreements for the acquisition of grapes and wine at market value which expire on different dates with the last expiration date being in 2012.

b) Indirect commitments

There were no indirect commitments at December 31, 2001.

c) Lawsuits and other claims

There were no lawsuits or other claims at December 31, 2001.

d) Restrictions to expenses and other covenants

Due to restrictions and covenants related to the bonds payable, the Company is required to:

1. Maintain assets free of liens or encumbrances equal to at least 30% of all liabilities, calculated semi-annually.

2. Maintain adequate insurance coverage for all operating assets.

3. Maintain the following financial statement positions calculated under Chilean GAAP:

    a) Total liabilities must be less than 140% of shareholders' equity plus minority interest.

    b) Current assets must be equal to or greater than current liabilities.

    c) Make provisions for contingencies.

4. Provide copies of quarterly financial statement reports and other relevant information to all bondholders within 5 days after such information is due to be filed with the SVS.

The Company is not permitted to :

1. Cede or transfer essential operating assets which would jeopardize the continuity of current operations.

2. Make investments in financial instruments issued by related parties, or make loans to related parties, or execute any other transactions with related parties on terms less favorable to Viña Concha y Toro S.A. than those existing in the market.

Failure to comply with these requirements could subject the Company to sanctions by the SVS and affect the Company's risk rating, which is published quarterly.

Additionally, the bondholders would be entitled to demand immediate and full payment of the outstanding principal and accrued interest, if one or more of the following events were to occur:

a) If payments of principal and interest are not made when due,

b) If any declaration made by the issuer in relation to the issuance of the bonds were to be maliciously false,

c) In the event the issuer is in non-compliance with any of the points noted as 1 to 4 above, and the non-compliance is not corrected within 30 days,

d) If any other creditor of the issuer legitimately demands and receives payment prior to the normal maturity of an obligation, except in the event that the obligation does not exceed 30% of the total assets of the issuer,

e) If the issuer does not make direct or indirect payments when due to other creditors for amounts greater than 2% of the total assets of the issuer, or

f) If the issuer is dissolved or liquidated.

Note 28 – Additional Statement of Cash Flow Disclosure

Future cash commitments for liabilities existing at December 31, 2001 which represent investing activities are as follows:

	Currency or adjustment index	Short-term portion Th.Ch.$	Years to Maturity 2003 Th.Ch.$	2004 Th.Ch.$	2005 Th.Ch.$	2006 Th.Ch.$	2007 Th.Ch.$	More than 6 years Th.Ch.$	Total owed Th.Ch.$
Leasing (1)	U.F.	156,527	156,527	156,527	156,527	156,527	156,527	391,319	1,330,481
Purchases of shares									
Industria Corchera S.A	U.S.$	515,248	491,093	982,185	982,184	-	-	-	2,970,710
Purchase of Land	UF	572,204	-	-	-	-	-	-	572,204
Total		1,243,979	647,620	1,138,712	1,138,711	156,527	156,527	391,319	4,873,395

(1) Excludes deferred interest.

Cash and cash equivalents are composed of the following:

	2000 Th.Ch.$	2001 Th.Ch.$
Cash	1,521,535	2,074,048
Time deposits	3,996	355,714
Mutual Funds	1,315,987	248,188
Total	2,841,518	2,677,950

Note 29 – Subsequent Events

Circular No. 081 of January 22, 2002, the SVS required the disclosure the exchange rate of the Argentine peso between December 31, 2001 and the date of the financial statements February 28, 2002. The exchange rate of the Argentine peso was Arg.$ 2.08 per U.S.$ 1.00 on February 28, 2002.

Based on the net position of monetary assets and liabilities expressed in U.S. dollars, an additional net loss of Th.Ch.$ 300,324 is estimated above that recorded at December 31, 2001.

Note 30 - Differences between Chilean and United States generally accepted accounting principles

Chilean GAAP varies in certain important respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Such differences involve certain methods for measuring the amounts shown on the face of the financial statements, as well as additional disclosures.

1. Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under U.S. GAAP are as follows:

a) Inflation accounting

The inflation rate in Chile as measured by the Consumer Price Index was 4.7% for 2000 and 3.1 % for 2001.

Chilean accounting principles require that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described in Note 2 b) is based on a model which calculates net inflation gains or losses caused by holding monetary assets and liabilities exposed to changes in the purchasing power of the Chilean peso, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, but allows direct utilization of replacement values for the restatement of inventories.

The inclusion of price-level adjustments in the accompanying financial statements is required by Chilean GAAP. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP included under paragraph 1 m) below.

b) Purchase accounting

As described in Note 12, the Company purchased shares of Industria Corchera, S.A. in 2000. Under U.S. GAAP goodwill is the difference between the purchase price and the fair value of the net assets acquired. Under Chile GAAP, goodwill is the difference between the purchase price and the book value of the net assets acquired. This difference was not significant for these consolidated financial statements.

c) Marketable securities

In accordance with accounting principles generally accepted in Chile, marketable securities are stated at the lower of cost or market. For purposes of U.S. GAAP, the portfolio of marketable securities is classified as available-for-sale, and accordingly, the adjustment to market value has been recorded in equity. The footnote disclosure required for U.S. GAAP purposes is shown in paragraph 2 e). Additionally, when securities are sold, the gain or loss may be different under Chile and U.S. GAAP. The effect on income and net equity is shown in paragraph 1 m) below.

d) Revaluation of fixed assets

As mentioned in Note 11 b), certain fixed assets are reported in the financial statements at amounts determined in accordance with technical appraisals. The revaluation of fixed assets is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation on property, plant and equipment, the related accumulated depreciation, shareholders' equity and the depreciation charge for each year is shown under paragraph l m) below.

e) **Inventories**

Until 1999 the valuation of wine inventories includes overhead costs only through the completion of the fermentation process. U.S. GAAP requires that the cost of finished goods also include direct and indirect costs related to the bottling process, as well as indirect costs related to the aging process. For U.S. GAAP purposes these indirect costs have been included in the cost of inventories for periods prior to December 31, 1999. Beginning January 1, 2000, the Company changed its accounting policy for inventories to include indirect costs that had not been considered previously, thus eliminating U.S. GAAP and Chilean GAAP differences for items produced in 2000 and 2001.

The adjustment represents items remaining in inventory at December 31, 2000 and 2001 which were produced in prior years, consisting primarily of premium wines. This adjustment is included in paragraph 1 m) below).

f) **Capitalized interest**

Beginning in 1994, the Company began to capitalize interest for Chilean GAAP purposes relative to qualifying assets (consisting principally of storage and aging containers and vineyards, which require 3 to 5 years to be ready for production) during the period that such assets are being constructed or prepared for productive use. The accumulated amount capitalized for U.S. GAAP purposes includes interest capitalized prior to 1994. Subsequently, the amount of interest capitalized each year has been the same for both U.S. and Chilean GAAP purposes, as the qualifying assets have been put into productive use, the corresponding capitalized interest is being amortized accordingly. The effects of these differences are shown under paragraph 1 m) below.

g) **Capitalized lease**

During 1993 and 1998, the Company entered into long-term agreements covering certain vineyard property for periods from 20 to 30 years. In accordance with Chilean GAAP these transactions are reported as operating leases. However, for U.S. GAAP purposes these transactions should be recorded as capital leases. The costs associated with the leases were capitalized (for both Chilean and U.S. GAAP purposes) as part of the cost of the vineyard to be amortized over the remaining life of the lease, until the vineyards have been developed for productive use. The difference between the fixed asset depreciation plus interest charges under U.S. GAAP and the lease payments plus fixed asset depreciation under Chilean GAAP were determined to not be significant. The effect on total assets, long-term debt and the current portion of long-term debt was as follows :

	2000	2001
	Th.Ch.$	Th.Ch.$
Effect on :		
Total assets (net)	2,532,001	2,378,683
Long-term debt	1,981,929	2,038,409
Current portion of long-term debt	64,356	76,701

h) **Deferred income taxes**

There are certain differences between the method used to account for income taxes under Chilean GAAP and U.S. GAAP. As described in Note 2 j), beginning in 2000, Chilean GAAP adopted a new pronouncement that requires the recognition of deferred taxes. As of January 1, 2000, the company recorded deferred tax assets and liabilities with an offsetting entry to a complementary account. Therefore the effects of such deferred tax assets and liabilities which existed at that date will not impact Chilean GAAP results of operations since they will be offset by the amortization of these complementary accounts. For U.S. GAAP purposes, the Company has recognized the effects of deferred taxes. Therefore, beginning in 2000, the only differences between Chilean GAAP and U.S. GAAP related to deferred taxes is the reversal of the amortization of the complementary deferred tax assets and liability accounts recorded in Chilean GAAP, and the recognition of deferred tax assets related to other U.S. GAAP adjustments which give rise to temporary differences. The effect on net income and equity is included under paragraph 1 m) below.

i) **Comprehensive income**

Accumulated comprehensive income (related to available-for-sale securities and foreign currency translation adjustment) was Th.Ch.$ 316,664, Th.Ch.$194,248 and Th.Ch.$548,699 at December 31, 1999, 2000 and 2001 respectively

j) **Non-operating vs. operating items**

Under U.S. GAAP, the items included as non-operating income and expenses (see Notes 23 and 24) would be operating income and expenses except for interest income and expenses, gain on sale of fixed assets, and income and losses on results of equity method investees which would be considered other income and expenses.

k) **Derivatives**

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Forward exchange contracts are used to manage exchange rate risks arising from accounts receivable denominated in foreign currencies.

At December 31, 2001 and 2000, the Company had outstanding forward exchange contracts all having maturity dates of less than one year as described in Note 26.

These contracts were not designated as hedges and are marked-to-market for U.S. GAAP purposes, while the accrual method is followed under Chilean GAAP. The difference between the two methods was not material due to the short-term nature of the contracts.

The related gains and losses are included in "Price-level restatement and exchange differences" in the income statement.

l) Dividends

The company has a legal obligation to declare and pay dividends equal to at least 30% of consolidated net income as determined in accordance with Chilean GAAP. Accordingly, an adjustment was made in the accompanying U.S. GAAP reconciliation in paragraph l) to recognize as dividends the difference between the dividends recorded as provisional dividends under Chile GAAP and 30% of net income.

m) Effects of conforming to U.S. GAAP

The adjustments to reported net income required to conform with U.S. GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2001 purchasing power):

	2000 Th.Ch.$	2001 Th.Ch.$
Net income as shown in the accompanying financial statements	13,427,402	13,228,711
Adjustment of inventories (par. 1 e)	(692,648)	(995,228)
Reversal of additional depreciation of revaluation by technical appraisal (par. 1 d)	23,461	30,925
Revaluation adjustment on sales of fixed assets (par. 1 d)	9,938	-
Adjustment of deferred taxes (par. 1 h)	739,185	(221,419)
Capitalized interest, net (par. 1 f)	(60,282)	(60,282)
Net income according to U.S. GAAP	13,447,056	11,982,707
Other comprehensive income effect :		
Unrealized (losses) gains on available-for-sale securities, net of tax (15%) (par. 1 c)	(146,483)	71,592
Foreign currency translation	24,068	282,859
Total comprehensive income	13,324,641	12,337,158

The adjustments required to conform net equity amounts to U.S. GAAP are as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2001 purchasing power) :

	2000 Th.Ch.$	2001 Th.Ch.$
Net shareholders' equity as shown in the accompanying financial statements	105,185,124	113,131,994
Adjustment of inventories (par.1 e)	1,048,785	53,557
Reversal of revaluation of technical appraisal (par. 1 d)	(1,965,762)	(1,934,837)
Adjustment of deferred taxes (par.1 h)	(2,504,564)	(2,725,983)
Capitalized interest, net (par. 1 f)	671,258	610,976
Minimum dividend required by law (par. 1 l)	(1,136,506)	(875,603)
Comprehensive income:		
Unrealized gain (loss) on available for sale securities, net of tax (par 1 c)	116,912	188,504
Total shareholders' equity according to U.S. GAAP	101,415,247	108,448,608

2. Additional disclosure requirements

The following disclosures of information are not generally required for presentation in the financial statements under Chilean accounting principles, but are required or recommended under U.S. GAAP.

a) Nature of Operations and Concentrations

Viña Concha y Toro S.A. is a vertically integrated company engaged principally in the production and sale of wine The Company's wines are sold in 87 countries. Export sales represented 55.3% of total sales; domestic sales represented 27.5%, while other revenues, including revenues from our subsidiaries in Argentina, (Trivento Bodegas y Viñedos S.A. and Distribuidora Peumo Argentina S.A.) and United Kingdom (Concha y Toro UK Ltd.) represented 17.5% of revenues. Export sales are denominated in foreign currencies. The Company's decided to open a subsidiary in the United Kingdom (Concha y Toro UK Ltd.), during the first quarter of 2001. This decision gave us a better position in this important market.

Although the economic situation in Chile has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations.

The current economic situation in Argentina underscores the fact that owning subsidiaries in unstable countries carries a certain amount of risk. In fact, in the Income Statement as of December 31 of 2001, Viña Concha y Toro recognized over US$2 million of losses, due to the depreciation of the local currency, the Argentine Peso, with regard to the US dollar.

Wine making and grape growing are subject to a variety of agricultural risks. Diseases, pests, drought, frosts and certain other weather conditions can materially and adversely affect the quality, quantity and cost of grapes available to the Company from its own vineyards and from outside suppliers, thereby materially and adversely affecting the supply of the Company's products and its profitability.

Wines are subject to a number of taxes and tariffs in the United States and the Company's other principal export markets. Significant increases in such taxes and tariffs could depress wine consumption in those markets and could adversely affect the Company's sales. The production and sale of wine is subject to extensive domestic and international regulation.

The Company relies on distributors to sell its products in export markets. Although the Company has long-term written agreements with most of its largest distributors, the Company's policy with respect to most of its distributors is to have oral agreements which are terminable upon prior notice by either party. The replacement or poor performance of the Company's distributors or the Company's inability to collect accounts receivable from its distributors could materially and adversely affect the Company's results of operations and financial condition.

The Company relies on Cristalerías de Chile S.A. ("Cristalerías") to supply almost all of its bottle requirements and has a license from Tetra Pak de Chile Comercial Ltda ("Tetra Pak Chile") to package wine in Tetra Brik packages. Cristalerías is a principal shareholder of one of the Company's main competitors. Although the Company believes that alternate suppliers are available, an interruption in the supply of bottles from Cristalerías or Tetra Brik packages to the Company for any reason could result in a short-term materially adverse effect on the Company's operations.

Approximately 16,8% of the Company's employees are covered by a collective bargaining agreement.

The Company relies on third party vineyards for supplies of grapes and bulk wine. Grapes purchased from third party vineyards are subject to fluctuations in price and quality and generally cost more than grapes from the Company's vineyards. In addition to its purchase of grapes, the Company depends on wine produced by third parties for its production of popular wine. Disruptions of supplies of grapes or wine or increases in prices from these outside suppliers could have a material adverse effect on the Company.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c) Earnings per share

	2000 Ch.$	2001 Ch.$
Basic and diluted earnings per share	18.70	16.66
Weighted average number of shares of Common Stock outstanding	719,170,735	719,170,735

The earnings per share data shown above is determined by dividing net income for U.S. GAAP purposes by the weighted average number of shares of Common Stock outstanding during each year.

Dividends can only be paid from earnings determined in accordance with Chilean GAAP.

d) Market value disclosures

At December 31, 2001, bond obligations are presented in the consolidated financial statements at nominal face value plus accrued interest totaling Th.Ch.$ 1,224,015. The fair market value of these financial instruments determined based on current market interest rates is estimated to be Th.Ch.$ 1,201,753.

The fair market values of cash and cash equivalents, short-term borrowings, and notes and loans payable approximate the values at which these accounts are presented in the financial statements at December 31, 2001.

The following is a summary of available-for-sale securities :

	Cost Th.Ch.$	Gross Unrealized Gains Th.Ch.$	Gross Unrealized Losses Th.Ch.$	Estimated Fair Value Th.Ch.$
December 31, 2000				
Equity securities	179,322	137,544	-	316,866
Total	179,322	137,544	-	316,866
December 31, 2001				
Equity securities	233,055	224,410	-	457,465
Total	233,055	224,410	-	457,465

Certain marketable securities are classified as other assets (as described in Note 13) for Chilean GAAP purposes. These securities are considered marketable securities for U.S. GAAP presentation purposes.

e) Useful life of property, plant and equipment

The Company's property, plant, and equipment are being depreciated over the following useful lives :

	Years
Buildings and infrastructure	15 to 40
Machinery and equipment	3 to 10
Other fixed assets	5 to 15
Leased assets	20 to 30

f) Income taxes

The reconciliation of theoretical tax at statutory rate as per Chilean GAAP is as follows:

	2000 Th.Ch.$	2001 Th.Ch.$
Consolidated pretax income (Chilean GAAP)	15,510,225	15,918,650
Theoretical tax at 15% statutory rate	2,326,534	2,387,798
Increase (decrease) resulting from :		
Non-deducible items	(200,409)	285,694
Differences in rates of foreign subsidiaries	(40,299)	(18,999)
Other	(6,029)	29,057
Total income tax under Chilean GAAP – Note 21 d)	2,079,797	2,683,550

Significant components of the Company's deferred tax assets and liabilities, under U.S. GAAP, arising from continuing operations as of December 31 are as follows:

	2000 Th.Ch.$	2001 Th.Ch.$
Net fixed assets	(3,713,613)	(4,677,467)
Leased assets and liabilities net	(1,935)	(7,267)
Inventories	(284,679)	(639,388)
Available-for-sale securities	(20,631)	(35,906)
Gross deferred tax liabilities	(4,020,858)	(5,360,028)
Accrued vacation pay	123,992	112,887
Provision for doubtful accounts	29,165	26,659
Unrealized profit	177,764	321,563
Tax losses	221,591	345,366
Other accruals	63,562	50,764
Gross deferred tax assets	616,074	857,239
Net deferred tax liabilities	(3,404,784)	(4,502,789)

In 2001, Chilean tax authorities enacted a law to change income tax rates from 15% to 17% beginning in 2002 through 2003. The effect of these rate changes on deferred taxes under U.S. GAAP (current tax rate remained 15% for 2001) was an increase in deferred tax expense of Th. Ch.$ 537,583.

g) **Shareholders' equity**

At December 31, 2001 and 2000, the authorized share capital of the Company was comprised of 719,170,735 nominal shares without stated value all of which were issued, outstanding, registered and freely traded on the three Chilean stock exchanges. Of these authorized shares, 142,000,000 were registered and freely traded on the U.S. stock exchange via the ADR mechanism. Shareholders elect the members of the Board of Directors with each share having equal voting rights.

The payment of dividends to foreign shareholders is subject to a withholding tax of 35%, net of corporate income tax paid, which varies from zero to 15%.

As more fully explained in Note 22 in accordance with Chilean regulations, other reserves of Th.Ch.$ 8,395,994 included in shareholders' equity at December 31, 2001 are not distributable as dividends.

h) Lease commitments

The Company leases certain vineyard property under long-term non-cancelable leases which are accounted for as capital leases for U.S. GAAP purposes. Rentals are due in monthly installments and are stated in U.S. dollars and UF. Rentals in U.F. are adjusted each year by the increase in the Consumer Price Index. The related future minimum lease payments at December 31, 2001 were as follows:

	Th.Ch.$
2002	261,010
2003	261,010
2004	261,010
2005	261,010
2006	261,010
Thereafter	2,674,248
Total future minimum lease payments	3,979,298
Interest	(1,864,188)
Present value of net minimum lease payments	2,115,110

The Company also leases certain office space under a long-term lease which is accounted for as a capital lease for Chilean accounting purposes. Rentals are due in quarterly installments through January 2010 and are stated in U.F. The lease liability is recorded in other payables. The related future minimum lease payments at December 31, 2001 were as follows:

	Th.Ch.$
2002	156,527
2003	156,527
2004	156,527
2005	156,527
2006	156,527
Thereafter	547,846
Total future minimum lease payments	1,330,481
Interest	(375,652)
Present value of net minimum lease payments	954,829

i) New accounting pronouncements

In June 1998, the Financial Accounting Standards Board issued FAS No 141, Business Combinations ("FAS 141"), and FAS No 142, Goodwill and Other Intangible Assets (" FAS 142"), which is required to be adopted in years beginning after December 15, 2001. GAS 141 requires that the purchase method of accounting be used for alla business combinations initiated after June 30, 2001. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001.

FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. FAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 prohibits the amortization of goodwill included in the carrying value of equity investments.

The company will apply FAS 142 beginning in the first quarter of 2002. Application of the non-amortization and impairment provisions of FAS 142 is not anticipated to be significant to the Company's financial position or results of operations.

j) Credit arrangements

The Company has renewable line of credit arrangements for short-term Chilean peso borrowing with various Chilean and foreign banks totaling, in the aggregate, Th.Ch.$ 110,000,000 of which Th.Ch.$ 71,979,701 was available at December 31, 2001.

k) Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash fine deposits, marketable securities and trade accounts receivable.

The Company maintains cash and cash equivalents, short and long-term investments and certain other financial instruments with various financial institutions. These financial institutions are located in Chile and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion around the world. The Company does not require collateral or security for its accounts receivable.

As of December 31, 2001, the Company had no significant concentration of credit risk.

l) Advertising costs

Advertising costs are expensed as incurred. Advertising expense of Th.Ch.$ 4,784,054 and Th.Ch.$ 5,703,422 were recorded in 2000 and 2001, respectively.

m) **Segment Information**

Management considers the Company's principal business activities to be concentrated in one industry segment and consist of the production and distribution of wine.

Disclosure of sales of wine (the Company's principal product) detailed by major geographic areas are as follows :

	2000 Th.Ch.$	2001 Th.Ch.$
Chile	46,481,739	30,641,595
United States of America	15,620,882	18,617,616
South America	6,867,289	11,782,012
Central America	5,232,931	5,402,508
Europe	19,921,335	27,077,561
Canada	2,975,232	3,715,483
Asia	3,862,215	5,710,960
Other	2,592,148	8,693,561
Total sales	103,553,771	111,641,296

Total assets of the Argentine subsidiary, the only foreign country where the Company has assets, represent 9% (Th.Ch.$ 16,269,769) of the Company's consolidated assets.

Sales to one major customer were Th.Ch.$ 15,620,822 in 2000 and Th.Ch.$ 18,617,616 in 2001.

n) **Goodwill**

The carrying value of goodwill is evaluated periodically in the relation to the operating performance of the underlying businesses. Adjustments are made it the sum of the expected cash flows is less than book value. Management does not believe any such adjustment is necessary at December 31, 2000 and 2001.

No tipeado en el pool, sólo arreglo formato
Enviado por E-Mail 23.04.02/
Msg/Viña Concha y Toro Ing.-734 Cons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By: **OSVALDO SOLAR V.**
Name : Osvaldo Solar V.
Title : Gerente de Administración y Finanzas / Administration and Finance Manager
(Chief Financial Officer)

Date: June 12th, 2002

Avda. Nueva Tajamar 481, Torre Norte, Piso 15 • Las Condes - Santiago, Chile • Teléfono: (56-2) 821 7300 • Fax: (56-2) 2036740 • www.conchaytoro.com